Exhibit 99.2

HARRY WINSTON DIAMOND CORPORATION
PROXY SOLICITED BY MANAGEMENT
AND THE BOARD OF DIRECTORS

Annual Meeting of Shareholders on June 3, 2010

The undersigned shareholder of Harry Winston Diamond Corporation (the “Corporation”) hereby nominates, constitutes and appoints Robert A. Gannicott, or failing him, Matthew W. Barrett, both directors of the Corporation, or instead of either of them____________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 3rd day of June, 2010 (the "Meeting") to be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

1.

For the election of the following nominees as directors of the Corporation, as named in the accompanying Management Proxy Circular, to hold office until the next annual meeting of shareholders or until their successors are elected:

		VOTE FOR	WITHHOLD VOTE
	Matthew W. Barrett	[ ]	[ ]
	Thomas M. Boehlert	[ ]	[ ]
	Micheline Bouchard	[ ]	[ ]
	Robert A. Gannicott	[ ]	[ ]
	Noel Harwerth	[ ]	[ ]
	Daniel Jarvis	[ ]	[ ]
	Laurent E. Mommeja,	[ ]	[ ]
	J. Roger B. Phillimore	[ ]	[ ]

2.	For the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix their remuneration.

VOTE FOR [ ]	WITHHOLD VOTE [ ]

This proxy revokes and supersedes all proxies of earlier date.

DATED this ________________ day of _____________, 2010.

Signature of Shareholder

Name of Shareholder (print)

The shares represented by this proxy will be voted in accordance with the instructions given on any vote or ballot called at the Meeting. Unless a specific instruction is indicated, said shares will be voted for confirmation and/or approval of the matters referred to on the reverse side hereon.

This proxy confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the Meeting and in such manner as such nominee in his judgment may determine.

A shareholder has the right to appoint a person to attend and act for him and on his behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management's nominees, or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be deposited at the office of CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on June 1, 2010 or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day on which the Meeting is adjourned.

If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 3, 2010. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.